AT&T Corp.
                Computation of Ratio of Earnings to Fixed Charges
                              (Dollars in Millions)
                                   (Unaudited)


                                           For the years ended December 31,
                                        1998    1997    1996    1995    1994

Income from continuing
  operations before
  income taxes                          $8,307  $6,972  $8,697  $4,925  $6,989

Less interest capitalized
  during the period                        197     254     193     107      39

Add equity investment losses,
  net of distributions of
  less than 50% owned
  affiliates                               288     144     155     205      91

Add fixed charges                          872     846     855     730     777

Total Earnings from
  Continuing operations
  before income taxes
  and fixed charges                     $9,270  $7,708  $9,514  $5,753  $7,818



Fixed Charges:

Total interest expense
  including capitalized
  interest                              $  624  $ 562   $  610  $  508  $  540

Interest portion of
  rental expense                           248    284      245     222     237


  Total fixed charges                   $  872  $  846  $  855  $  730  $  777

Ratio of earnings
  to fixed charges                        10.6     9.1    11.1     7.9    10.1